

May 20, 2019

Todd Weintraub
Chief Financial Officer
Hill International, Inc.
One Commerce Square
2005 Market Street, 17th Floor
Philadelphia, PA 19103

> **Re: Hill International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Filed April 1, 2019**
> **Form 8-K filed May 9, 2019**
> **File No. 001-33961**

Dear Mr. Weintraub:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 30

1. Please provide a more comprehensive analysis of the collectability of accounts receivable, given its significance to your financial position and liquidity. In this regard, we note your statement that clients remit payment in approximately two months on average. However, accounts receivable, net as a percentage of quarterly revenue for December 31, 2018 and December 31, 2017 was 117% and 108%, respectively. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Form 8-K filed May 9, 2019

Exhibit 99.1, page 1

2.   We note your presentation of the non-GAAP measures, consulting fee revenue and free cash flow. Please expand your presentation to include the most directly comparable GAAP financial measure with equal or greater prominence as required by Item 10(e)(1)(i)(a) of Regulation S-K with reference to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations. Please also provide a reconciliations of both of these non-GAAP measures from the most directly comparable GAAP financial measure in accordance with Item 10(e)(1)(i)(b) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey Houser, Staff Accountant, at 202-551-3736, or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction